Heli Electronics Corp.
No. 50 Fengxiang South Road
Jianggao Town, Baiyaun District
Guangzhou, China
(86) 020-36356228

April 21, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Martin James, Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, DC 20549

Dear Mr. James:

Re:       Heli Electronics Corp.
Form 8-K dated March 11, 2011
Filed April 1, 2011
File No. 000-53692

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
We note in paragraph four under Item 4.02 the MaloneBailey, LLP, your independent accounting firm resigned on March 11, 2010.  Please amend and revise your Form 8-K to include under the caption in Item 4.01 all of the information required by Item 304(a)(1) of Regulation S-K.

Response:  We have amended the Form 8-K as requested.

2.
The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:  We have revised our disclosure as requested to state that there were no such disagreements with our former accountant during such periods.

3.
Please also note the requirements of Item 304(b) of Regulation S-K.  If there were any material transactions or events similar to those involved in the disagreement (or reportable event) that you accounted for or disclosed differently than your prior accountant would have concluded was required, you should provide all of the disclosures required by Item 304(b) of Regulation S-K.

Response:  We note the requirements of Item 304(b) of Regulation S-K and have amended the Form 8-K as necessary to provide the required disclosures.

Exhibit 16

4.	Please file a letter from your former accountant, indicating whether or not they agree with your disclosures relating to the change in accountants in the Form 8-K.

Response:  We have not yet received the letter from our former accountant as requested; however, we have included the following disclosure in the amended Form 8-K:

The Company has provided MaloneBailey with a copy of its disclosure in response to Item 304(a) of Regulation S-K and requested that MaloneBailey furnish it with a letter addressed to the SEC stating whether it agrees with the statements made by the Company in response to such Item and, if not, stating the respects in which it does not agree. MaloneBailey’s letter was unavailable at the time of filing this Form 8-K/A, but the Company has requested it to provide the letter as promptly as possible so that the Company can file the letter with the SEC within 10 business days after the filing of this Form 8-K/A, or within two business days of its receipt.

Item 4.02 Non-reliance on Previously Issued Financial Statements

5.	We note the conclusion of the Board of Directors that the financial statements should not be relied upon was based on statements made by the company’s independent accounting firm.

●
Please amend the filing to clarify whether the company or its Board of Directors received advisement or notice from your independent accountant the disclosure should be made or action should be taken to prevent future reliance on the previously issued audit report or completed interim review related to previously issued financial statements.

●	Indicate the date on which the Company or its Board of Directors was advised.
●	Provide a description of the information provided by the accountant, including the nature of the irregularities in the revenue and financial information reported.
●	State whether the company or its Board of Directors discussed with the independent accountant the matters described.

Response:  We have amended the Form 8-K as requested.

6.
To the extent the company or its Board of Directors received advisement or notice from your independent accountant that disclosure should be made or action should be taken to prevent future reliance on the previously issued audit report or completed interim review related to previously issued financial statements, please provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02 – the independent accountant shall receive no later than the day the disclosures are filed with us – and request the independent accountant to furnish you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements you made in response to Item 4.02 and, if not, stating the respects in which it does not agree.  Please amend your Form 8-K to file that letter from the independent accountant as an exhibit.

Response:  We have provided our former accountant with a copy of our disclosures and requested that it provide us with the letter described above.  We have not yet received the letter from our former accountant as requested; however, we have included the following disclosure in the amended 8-K:

The Company has provided MaloneBailey with a copy of its disclosure in response to this Item 4.02 and requested that MaloneBailey furnish it with a letter addressed to the SEC stating whether it agrees with the statements made by the Company in response to such Item and, if not, stating the respects in which it does not agree. MaloneBailey’s letter was unavailable at the time of filing this Form 8-K/A, but the Company has requested it to provide the letter as promptly as possible so that the Company can file the letter with the SEC no later than two business days after its receipt.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.
Please let me know if you require any additional information.

Yours truly,

/s/ Xin Qiu
Xin Qiu
President, Chief Executive Officer and Director